U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            FORM 12b-25 SEC File No:
                           NOTIFICATION OF LATE FILING

                                    Form 10-Q

                              For Period Ended      09/30/99
                                                  ------------------------

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-Q.

Part I--Registrant Information

         Full Name of Registrant: NetAmerica.com Corporation
                                  ----------------------------------------------

         Address of Principal Executive Office: 2 Embarcadaro Center, Suite 200
                                                --------------------------------
         City, State and Zip Code:              San Francisco, CA  94111
                                                --------------------------------
Part II--Rules 12b-25-(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)      The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)     The  accountant's  statement or other exhibit  required by Rule
12b-25 (c) has been attached if applicable.


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Part III--Narrative

         State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

This filing required the completion of documents and the compilation of financial information related to our current and former subsidiaries, all of which could not be gathered, examined, approved and assembled for filing within the available time without undue effort and expense.

Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

                     Doug Cole                415-646-8033


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [ X ] Yes    [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ X ] Yes   [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

Explanation: Though exact numbers are not available with this filing, expenses have increased an estimated $1 million, as the company has increased its development-stage activity. Financial statements are being completed and will be included in the 10Q to be filed within the 5-day limitation.

                           NETAMERICA.COM CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999                          By:/S/ Doug Cole
                                                    ---------------------
                                                 Doug Cole



Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.